EXHIBIT 21.1

List of Subsidiaries of Alliqua BioMedical, Inc.

Name of Subsidiary	State of Incorporation
AquaMed Technologies, Inc.	Delaware
Choice Therapeutics, Inc.	Delaware
HepaLife Biosystems, Inc.	Nevada
Alliqua BioMedical SUB, Inc.	Delaware
ALQA Cedar, Inc.	Delaware